   SECURITIES AND EXCHANGE COMMISSION

   Washington, D.C. 20549

   SCHEDULE 13G

   (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

  TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

  PURSUANT TO §240.13d-2

   (Amendment No.8)
   1

 NORTH AMERICAN CONSTRUCTION GROUP, LTD.

 (Name of Issuer)

 Common Stock, with no par value

 (Title of Class of Securities)

 656811106

 (CUSIP Number)

 December 31, 2023

 (Date of Event Which Requires Filing of This Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☑
 Rule 13d-1(b)

 ☐
 Rule 13d-1(c)

 ☐
 Rule 13d-1(d)

  1
  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934
 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.656811106
Page 2 of 7 Pages

  1

   NAMES OF REPORTING PERSONS
         J. Carlo Cannell

  2

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  ☐
   (b)  ☐

  3

         SEC USE ONLY

  4

         CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

   NUMBER OF SHARES
         BENEFICIALLY OWNED BY
   EACH REPORTING
   PERSON WITH

 5

      SOLE VOTING POWER
         0

 6

      SHARED VOTING POWER
         1,478,914

 7

   SOLE DISPOSITIVE POWER
         0

 8

   SHARED DISPOSITIVE POWER
         1,478,914

  9

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,478,914

  10

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
         (see instructions)

  11

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         5.31%

  12

         TYPE OF REPORTING PERSON
         IN, HC

CUSIP No.656811106
Page 3 of 7 Pages

  1

   NAMES OF REPORTING PERSONS
         Cannell Capital LLC
         I.R.S. Identification Nos. of Above Persons (Entities Only)
         94-3366999

  2

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  ☐
   (b)  ☐

  3

         SEC USE ONLY

  4

         CITIZENSHIP OR PLACE OF ORGANIZATION
         Wyoming, USA

   NUMBER OF SHARES
         BENEFICIALLY OWNED BY
   EACH REPORTING
   PERSON WITH

 5

      SOLE VOTING POWER
         0

 6

      SHARED VOTING POWER
         1,478,914

 7

   SOLE DISPOSITIVE POWER
         0

 8

   SHARED DISPOSITIVE POWER
         1,478,914

  9

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,478,914

  10

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
         (see instructions)

  11

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         5.31%

  12

         TYPE OF REPORTING PERSON
         IA

CUSIP No.656811106
Page 4 of 7 Pages

  Item 1.

   a)

   Name of Issuer

   NORTH AMERICAN CONSTRUCTION GROUP, LTD.

   b)

   Address of issuer's principal executive offices:

   27287 - 100 Avenue

   Acheson, Alberta T7X 6H8

  Item 2.

   a)

   Name of person filing:

   Cannell Capital LLC

   b)

   Address or principal business office or, if none, residence:

   245 Meriwether Circle

   Alta, WY 83414

   c)

   Citizenship:

   Wyoming, USA

   d)

   Title of class of securities:

   Common Stock

   e)

   CUSIP No.:

   656811106

  Item 3.

  If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

  (a)

 ☐

   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

  (b)

 ☐

   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)

 ☐

   Insurance company as defined in section 3(a)(19) of the Act(15 U.S.C. 78c).

  (d)

 ☐

   An Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

  (e)

 ☑

   An investment adviser in accordance with Section §240.13d-1(b)(1)(ii)(E).

  (f)

 ☐

   An Employee benefit plan or endowment fund in accordance with Section §240.13d-1(b)(1)(ii)(F).

  (g)

 ☐

   A Parent holding company or control person in accordance with Section §240.13d-1(b)(1)(ii)(G).

  (h)

 ☐

   A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

  (i)

 ☐

   A Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

  (j)

 ☐

   A non-U.S. institution in accordance with Section §240.13d-1(b)(1)(ii)(J).

  (k)

 ☐

   Group, in accordance with Section §240.13d-1(b)(1)(ii)(J).

CUSIP No.656811106
Page 5 of 7 Pages

  Item 4.

  Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)

   Amount beneficially owned: 1,478,914.

   (b)

    Percent of class: 5.31%.

   (c)

    Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote 0.

(ii)
Shared power to vote or to direct the vote 1,478,914.

(iii)
Sole power to dispose or to direct the disposition of 0.

(iv)
 Shared power to dispose or to direct the disposition of 1,478,914.
   Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

  Item 5.

  Ownership of 5 Percent or Less of a Class.

 Not Applicable.

  Item 6.

  Ownership of More than Five Percent on Behalf of Another Person.

 Not Applicable.

  Item 7.

  Identification and Classification of the Subsidiary Which Acquired
   the Security Being Reported on by the Parent Holding Company or Control Person.

 Not Applicable.

  Item 8.

  Identification and Classification of Members of the Group.

 Not Applicable.

  Item 9.

  Notice of Dissolution of Group.

  Not Applicable.

  Item 10.

  Certifications.

 Not Applicable.

CUSIP No.656811106
Page 6 of 7 Pages

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    02/14/2024

   Date

    By:  /s/ J. Carlo Cannell

    Name:  J. Carlo Cannell

    Cannell Capital LLC

    By:  /s/ J. Carlo Cannell

    Name:  J. Carlo Cannell

    Title:  Managing Member

CUSIP No.656811106
Page 7 of 7 Pages

 Exhibit A

 Agreement Regarding the Joint Filing of Schedule 13G

 The undersigned hereby agree as follows:

 1)

 Each of them is individually eligible to use the Schedule 13G to which this
 Exhibit is attached, and such Schedule 13G is filed on behalf each of them;

 2)

 Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

    By:  /s/ J. Carlo Cannell

    Name:  J. Carlo Cannell

    Cannell Capital LLC

    By:  /s/ J. Carlo Cannell

    Name:  J. Carlo Cannell

    Title:  Managing Member